Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: July 17, 2007

Important Information

In connection with the proposed Offer, RBS expects to file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from RBS and the other Banks, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of RBS and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets and the integration of such businesses and assets by RBS being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. RBS does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Merrill Lynch International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander, and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis, RBS and Santander for providing the protections afforded to customers of Merrill Lynch International nor for providing advice to any other person in relation to the proposed Offer.

The Royal Bank of Scotland plc, which is authorised and regulated in the United Kingdom by the FSA, is also acting as financial adviser to RBS and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than RBS for providing the protections afforded to customers of The Royal Bank of Scotland plc nor for providing advice to any other person in relation to the proposed Offer.

Any Offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

The following is a transcript of remarks made by Sir Fred Goodwin, Group Chief Executive, Royal Bank of Scotland, during a media briefing on July 16, 2007.  A webcast of the media briefing was posted on RBS’s website on July 16, 2007.

TRANSCRIPT OF JULY 16, 2007 MEDIA BRIEFING WITH SIR FRED GOODWIN

SIR FRED GOODWIN (Group Chief Executive, Royal Bank of Scotland):  Good morning everybody.  Thanks for taking the trouble to call in this morning.  I couple of short announcements, just I think providing the missing pieces of the jigsaw as we move most things forward in relation to the consortium’s bid for ABN AMRO.

First, the consortium’s proposed price, the same price as we bid before.  And secondly, an announcement from RBS explaining how that price works for us and providing the market with some financial information illustrating how attractive the returns from the transaction remain overall.

So very short, and I am sure you have had the opportunity to look at them, and I’m also sure you are well up to date with how the story has been unfolding so far.  It has been going on for a long time, so I don’t propose to recant the whole piece, and it’s probably simplest if I just now hand over to you and try and answer any questions that you have.

At that point I will be happy to take your first question!

MR. STEVE SLATER (Reuters):  Good morning, Sir Fred.  I just wonder if I could ask the obvious couple really?  How close did you ever come to withdrawing?  And do you think Barclays will come back with a counter offer?

SIR FRED GOODWIN:  As you say, Steve, and why you have described them as the obvious ones!   We have never thought about withdrawing.  As ever here in making any steps the Boards of all the consortium members have to reflect carefully, but this has very much been an evolution of an idea so today’s phase is fairly obvious.  It was attractive to buy these businesses last week, it is attractive to buy them this week, and that is the basis on which we are going forward.  So we never got anywhere near in our thinking of pulling out.

There were likely to be two outcomes from the Court, and this is one of those two outcomes, so we were well geared up for it and that’s why we have been able to move so quickly.

As to what Barclays are going to do, I think you really have to ask John what he is proposing to do at this point.  I think many people are asking what they is proposing to do and no doubt we will find out in due course.

MR. SLATER:  There seems to be a general acceptance that they maybe could raise their offer.  Is that something you are prepared for?

SIR FRED GOODWIN:  Well, we think we have put forward an offer today which is very attractive, it is materially higher than their offer, it is now up to 93 per cent in cash, and certainly they are going to have to do something with their offer.  But there is only one way we are going to find out for sure, Steve, so it is either asking John or waiting to see what they do.

MR. SLATER:  Okay, thanks.

MR. ALEXANDER FERGUSON (Thomson Financial News):  Good morning, Fred.  I was just wondering, do this spell the end of it?  Is this basically the complete end of the whole LaSalle shenanigans now, you are not going to try and speak to BoA or is that now completely finished?

SIR FRED GOODWIN:  Well, we are always all ears, Alexander.  But I can’t really myself see there is any basis for that discussion, so we are working now on the basis that LaSalle has gone.  We weren’t party to the proceedings last week and we don’t anticipate being party to any other proceedings as to what other people may do, but there is nothing that we are involved with.

MR. FERGUSON:  Okay.  Thank you.

MR. BEN BLANT (Daily Telegraph):  Good morning.  I am just wondering, have your major Shareholders called you in terms of this offer and any future higher offers, that they are they still sort of backing the move?

SIR FRED GOODWIN:  I think we are well ahead of ourselves talking about future higher offers, Ben.  Our offer has been the highest now for some long time and today just reaffirms that offer basically and it is still the highest, but it is the same offer as was made last week.  It is still very attractive for our Shareholders and we have had very good support from our Shareholders.

I think the sense we got from speaking to them, we have spoken to a very large number of them now, was that they fully understand the rationale for the deal and consider it to be very attractive.  They, like the rest of the world, are only just seeing this offer this morning - with these ratios I think it will find favour!

A number of them had already worked out for themselves that going ahead without LaSalle was every bit as attractive as going ahead with it. I don’t think any of them will be surprised as a result because of the attractiveness of the deal from the RBS perspective.  We would have preferred to get LaSalle but we are not going to get that.  This is still I think an attractive transaction.

MR. BLANT:  Obviously this has been, as you said, quite a protracted process so far.  Can you tell me how much you have had to pay out in advisers’ fees so far?

SIR FRED GOODWIN:  I think at this point, Ben, very little.  Advisers’ fees in these situations tend to be contingent on a successful outcome.

MR. BLANT:  Yes.

SIR FRED GOODWIN:  I am sure all of the parties are incurring some costs but nothing to write home about.

MR. BLANT:  Okay.

MR. BEN LIVESEY (Bloomberg News):  Hi, Sir Fred.  I just wondered if I could check the figures today, the cost in revenue gains you are predicting in 2010 of €1.7 billion; in your previous statement of

May 29 I think it was €2 billion ex-LaSalle.  I just wondered if you could explain the difference or if there is a difference there?

SIR FRED GOODWIN:  There is a difference there, Ben.  You will find it in the body of this somewhere.  But we point to the fact — I think it is in the third paragraph — the synergies we anticipated in North America have been revised to reflect the fact that we are not acquiring LaSalle now.

There is an interaction between LaSalle and Business Unit North America, but we are not able to get as many synergies from Business Unit North America as we would have got had we acquired LaSalle as well.  So you’re absolutely right, the synergies have been revised down a little to reflect that.

MR. LIVESEY:  How would you review these synergy predictions?  Would you say they are conservative or absolutely ‘bang on’ or how?  I wonder if you could explain just a little bit more about the attraction of the investment bankers, ABN AMRO?

SIR FRED GOODWIN:  First of all, I wouldn’t describe it as an investment bank, Ben.  We really view it as a global wholesale bank.  I don’t want that to seem like a semantic distinction but this is a business that does a lot of day-to-day bread-and-butter cash management transactions with large corporates.

It is very similar to the business that we operate at the moment but we are in a much narrower geographic footprint just now.  It is also a business that would benefit from a lot of the products that we deliver that they don’t deliver.

So this is very much about providing a day-to-day corporate banking service to the largest corporates and financial institutions around the world, it is not an investment banking advisory type of business which sometimes the term investment banking conjures up.

As I say, this is a day-to-day business - that is not to make it sound in any way mundane! - but it services the day-to-day needs of corporates around the world and it would make us, combined with our own business, one of the pre-eminent corporate banks in the world.

As to the numbers, I guess I would just say they are the normal numbers, in other words, numbers that we have said we will deliver — and we will deliver! - and we will report against delivering them.  I think they are as a matter of fact on the conservative side but they are there and we don’t put these sorts of things out lightly!  We are confident we can deliver these.

MR. LIVESEY:  Right!  Thanks very much.

MR. MILES MILLIGAN (Thomson Financial News):  Good morning, Sir Fred.  I just wondered whether you could tell us now that LaSalle has gone whether this leaves you with a gap in your US operations and will you be looking for something to plug that gap once this deal with ABN is over and done with?

SIR FRED GOODWIN:  We don’t really see it that way, Miles.  As we were saying at the start of this year we were quite happy to go forward not just in the US but generally with the businesses we have got.  This was very much an opportunity and remains very much an opportunistic play.

We don’t need to buy these businesses but, as you can see from the numbers we have put out and the strategic rationale we have been articulating now for the last little while, almost six weeks or however long it is, it is a very attractive thing to do.  But in the absence of LaSalle we don’t have to go out and do anything and we have no plans to go out and do anything in the US other than to continue to grow the business organically.

You shouldn’t overlook the fact that we are acquiring in Business Unit North America here something which will provide a material catalyst to our ambitions in the United States, so it is not that we are getting nothing in America and we are not getting LaSalle — we would have preferred to get LaSalle, there is not two ways about that!

MR. MILLIGAN:  Okay.  Thank you.

MR. ALEXANDER FERGUSON (Thomson Financial News):  Hi, Sir Fred.  We are just wondering about any job cuts that you have got planned.  Are you making any detail of that and how do they compare up to the Barclays Offer?

SIR FRED GOODWIN:  The numbers don’t change, Alexander, except obviously as we don’t get LaSalle there are no job losses in relation to LaSalle, and the figures that we have put out we would estimate are several thousand short of the numbers that the Barclays proposal involves.

MR. FERGUSON:  The numbers roughly with Barclays can you give?

SIR FRED GOODWIN:  Roughly, we the consortium, would be about 19,000 versus their just under 24,000, in that sort of range.

MR. FERGUSON:  And obviously that is going to go down now you don’t have LaSalle as well — or was that LaSalle, sorry?

SIR FRED GOODWIN:  Those numbers exclude LaSalle.

MR. FERGUSON:  Exclude LaSalle.  Okay, thanks very much.

SIR FRED GOODWIN:  Comparing like with like!

MR. ALEXANDER:  Brilliant!  Thanks, Sir Fred.

MR. JOHN MENON (Bloomberg News):  Good morning, Sir Fred.  I just wondered, you’ve had this battle going on for some time now, and I just wondered whether you felt there was a danger that ABN’s business might be damaged, whether there might be any departure of clients or departure of key people?

SIR FRED GOODWIN:  It clearly doesn’t help, John.  ABN themselves have put in place a number of mechanisms to try and stem any damage it may cause I think.  Looking at the public pronouncements they have made, the suggestion is there hasn’t been any.

But it is not the best thing to have going on, and so I think it is in everyone’s interests to move things forward as quickly as we can, and that’s why in framing today’s offer the consortium were well influenced by the fact that ABN have said there is now a level playing field.

 We wanted to put forward a straightforward price that everyone would recognise and not to change the deal any more than we had to, and that’s what today represents.  The deal is completely the same from Santander and Fortis’ point of view and there are minimal changes from the RBS perspective.  We have just pulled out LaSalle and left the price the same, as I think we do want to move things on quickly.

I do accept the general point, the longer this goes on the less good it is doing the business, but I don’t think it has done any great harm at this point from what we can see externally and from what ABN themselves have said about their trading performance.

MR. MENON:  But what about your own businesses?  Are you taking your eye off-the-ball?

SIR FRED GOODWIN:  We don’t lose any sleep on that one.  You must have just seen our Trading Statement we put out a couple of weeks ago suggesting that we are again just ahead of the market’s expectations for us.  No, there is no question of us taking our eye off-the-ball.

We have had something of a dress rehearsal here with this, with the NatWest takeover which also went on for a long time.  It just seems these days, with all of the various processes that everyone has to go through, these large takeovers do take a bit of time.  The reality was that when we got into NatWest the business was in very good health, we didn’t take our eye off the RBS ball and we were able to get NatWest moving very quickly.

Now this is a completely different business but I think I just cite it to highlight the fact that these are resilient businesses.  We have got people whose day jobs are not affected by this and they are still working away hard to do what they always do which is deliver a good result.  In the case of RBS there is no question about that, and I am sure in ABN their people are working hard as well to deliver the goods for their customers and for their Shareholders.

MR. MENON:  Okay.  Do you think there is a danger, or is there a possibility, that another partner could come in and perhaps partner up with Barclays?

SIR FRED GOODWIN:  Well, there is one way we are going to find out here, John.  But the Barclays deal is a merger with ABN and so I am not sure just how many bedfellows you can have in a merger.  I think our deal is of a fundamentally different nature, but I think history tells you not to take anything for granted and always to expect the unexpected, so we’ll see!

MR. MENON:  Thank you.

MR. STEVE SLATER (Reuters):  Good morning, Sir Fred, again.  I just wondered on the regulatory side, I presume that remains as it was and you will be leading everything.  I wondered if there was any scope for Fortis mainly to take on more of the Netherlands regulatory process?

SIR FRED GOODWIN:  No, I think Fortis are taking on all the bits that relate to the businesses that they are taking on.  But if you look at the overall wiring diagram, if you like, of ABN AMRO the parts that we are acquiring are by the far the most complex and the most wide-reaching.

This global wholesale business extends as its name suggests globally; the international retail businesses, again as the name suggests, are spread all through the world.  If you turn the thing on its head and try to cut the bits that we are taking out of the whole it would be an extremely messy affair altogether.  Leaving RBS in charge from a regulatory point of view I think is absolutely the right business decision, leaving aside any other consideration.

We have been making very good progress.  We have had approval from the FSA, we have been working well with the DNB and the various other regulators around the world, so this helps us to move the deal forward much more quickly, going back to John’s question a minute.  Moving forward quickly is of the essence here, so going back and trying to turn the whole thing on its head with the regulators would seem a bad business decision and a bad practical step.

MR. SLATER:  Do you think any of your Shareholders will be a bit sort of perturbed by you taking on the same risk and getting far less of the business now?

SIR FRED GOODWIN:  Well, we are not on the same risk.  We are issuing about a third of equity we were issuing!

MR. SLATER:  Okay.  I meant on the regulatory side.

SIR FRED GOODWIN:  There is regulatory risk without a doubt but we are only taking on the regulatory risks that relate to the businesses we are buying, and Santander will be responsible for dealing with the Brazilian authorities and so on.   But it is also a matter of fact that all of the consortium members are in the habit of running their businesses to an extremely high standard as far as regulatory concerns, so nobody is planning any shortcuts here or cutting any corners.

Our Shareholders I think would be upset if we had a bad record in relation to regulatory matters, but we don’t, and we don’t intend our record to be compromised in any way along the line, so I don’t think it is a subject that they are worried about.

MR. SLATER:  Thank you.

MR. BEN LIVESEY (Bloomberg News):  Oh hi, Sir Fred!  Before today’s announcement there was speculation that the consortium may announce a bid of 100 per cent cash.  Have you got any more left in the tank should there be a Barclays counter offer?

SIR FRED GOODWIN:  Well again, that seems to me to be a bit premature to be worrying about that.  The difference between 93 per cent cash and 100 per cent cash when you start from a position of no cash is probably not going to be a question for me at this stage.  But the whole gas-in-the-tank thing I think is a conversation we will need to start addressing if someone looks like getting close to our bid, and that’s what we are waiting to see.

MR. LIVESEY:  Right!  And just on the splitting of the businesses, again there has been speculation as to whether the splitting of the wholesale clients between Fortis and RBS in the Netherlands is an issue.  What would you say to that?

SIR FRED GOODWIN:  It doesn’t seem an issue to us.  There is an wholesale business which because of the assets that we acquiring and the business we already run we will be able to service and Fortis won’t.  And there will be small customers, small ABN customers — they won’t be small in absolute terms but small ABN customers in the Netherlands, and because we will not have the infrastructure in the Netherlands we won’t be able to service.

Sitting here today, could I name them all?  No, I couldn’t!  But what I know is that we will work through with Jean-Paul and we will find where the line is best drawn.  It is something that exists within our own business.  We have to split these customers between those that sit in one part of the RBS Group and those who sit in another.  It is not a precise line but we all know roughly the space we are moving into and the consortium arrangements have in them a mechanism to adjust value between the parties, and we do that.

But we are exactly clear what we are trying to do and most importantly it has to work for both and we going forward as partners in this, so we will find a way through it.  It is on the “to do” list but it is not on the “issues” list.

MR. LIVESEY:  Right!  Thanks very much.

OPERATOR:  As there are no further questions, I will turn the call back to Sir Fred for closing remarks.  Thank you.

SIR FRED GOODWIN:  Okay.  Well thanks everyone and thanks for those questions.  I am sure as the day unfolds other questions will occur to you so, as you know, in the usual way we will be happy to try to answer those if you just give us a call.  But thanks very much for calling in just now and we will catch up with you later.  Bye for now!

(End of conference call)